UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Independence Contract Drilling, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
453415309
(CUSIP Number)
Alexander M. Szeto, Esq.
Higier Allen & Lautin, P.C.
The Tower at Cityplace
2711 N. Haskell Ave., Suite 2400
Dallas, TX 75204
(972) 716-1888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 7, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:
Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 453415309	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: William Monroe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,130,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,130,000

WITH:	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,130,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	22.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Based on 9,563,053 shares of the Issuer’s common stock outstanding as of October 29, 2021, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2021.

CUSIP NO. 453415309	SCHEDULE 13D

Item 1.	Security and Issuer.

Common Stock, $0.01 par value per share (the “Common Stock”)

Independence Contract Drilling, Inc. (the “Issuer”)
20475 State Highway 249, Suite 300
Houston, TX 77070

Item 2.	Identity and Background.

(a)	William Monroe (the “Reporting Person”)

(b)	c/o Higier Allen & Lautin, P.C.
2711 N. Haskell Ave., Suite 2400
Dallas, Texas 75204

(c)	The Reporting Person is self-employed.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	The Reporting Person is a citizen of the United States of America

Item 3	Source and Amount of Funds or Other Consideration.

The Reporting Person used his personal funds to purchase all of the shares reported in this Schedule 13D.

Item 4	Purpose of Transaction.

The Reporting Person acquired the shares reported in this Schedule 13D for investment purposes.

The Reporting Person intends to review his investment in the Issuer continually. Depending upon the results of such review and other factors deemed relevant to an investment in the Issuer, the Reporting Person may, at any time and from time to time, directly or indirectly, (i) purchase, receive in a distribution or other transfer or otherwise acquire shares of common stock and/or other securities of the Issuer, (ii) sell, transfer, distribute or otherwise dispose of common stock and/or other securities of the Issuer in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any of (i) or (ii) above or any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5	Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns an aggregate of 2,130,000 shares of the Issuer’s Common Stock, which represents 22.3% of the Issuer’s outstanding Common Stock. (1)

(b)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 2,130,000

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,130,000

(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP NO. 453415309	SCHEDULE 13D

(c)	The Reporting Person’s Transactions in the Issuer’s Common Stock in the past sixty (60) days:(2)

	Date of Transaction	Number of Shares	Price per Share	Description
	12/14/2021	10,000	$2.70	Open market purchase
	12/14/2021	10,000	$2.70	Open market purchase
	12/14/2021	10,000	$2.81	Open market purchase
	12/15/2021	10,000	$2.56	Open market purchase
	12/15/2021	5,000	$2.64	Open market purchase
	12/15/2021	10,000	$2.65	Open market purchase
	12/15/2021	10,000	$2.68	Open market purchase
	12/15/2021	5,000	$2.65	Open market purchase
	12/20/2021	10,000	$2.53	Open market purchase
	12/20/2021	10,000	$2.56	Open market purchase
	12/20/2021	15,000	$2.61	Open market purchase
	12/20/2021	15,000	$2.58	Open market purchase
	12/29/2021	15,000	$3.06	Open market purchase
	12/29/2021	15,000	$3.08	Open market purchase
	12/29/2021	20,000	$3.17	Open market purchase
	1/24/2022	15,000	$3.18	Open market purchase
	1/24/2022	20,000	$3.22	Open market purchase
	1/24/2022	15,000	$3.22	Open market purchase
	1/24/2022	15,000	$3.22	Open market purchase
	1/24/2022	15,000	$3.18	Open market purchase
	1/24/2022	15,000	$3.17	Open market purchase
	1/24/2022	15,000	$3.16	Open market purchase
	1/24/2022	15,000	$3.21	Open market purchase
	1/24/2022	15,000	$3.21	Open market purchase
	1/24/2022	10,000	$3.24	Open market purchase
	1/24/2022	15,000	$3.19	Open market purchase
	1/24/2022	15,000	$3.26	Open market purchase
	2/4/2022	18,000	$3.17	Open market purchase
	2/4/2022	18,000	$3.17	Open market purchase
	2/4/2022	4,000	$3.18	Open market purchase
	2/4/2022	20,000	$3.22	Open market purchase
	2/4/2022	10,000	$3.13	Open market purchase
	2/7/2022	15,000	$3.13	Open market purchase
	2/7/2022	15,000	$3.06	Open market purchase

(2) The transactions described below have been previously reported by the Reporting Person pursuant to Forms 4 filed with the Commission on December 20, 2021, December 27, 2021, January 5, 2022, January 25, 2022 and February 8, 2022. The Reporting Person has voluntarily disclosed and reimbursed the Issuer for profits made on transactions matched in accordance with Section 16(b) of the Securities Exchange Act of 1934.

CUSIP NO. 453415309	SCHEDULE 13D

(d)	Not applicable.

(e)	Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7	Material to be Filed as Exhibits.

None.

[Signature page follows]

CUSIP NO. 453415309	SCHEDULE 13D
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2022

/s/ William Monroe

William Monroe
ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. § 1001)